Exhibit 10.2

EXECUTIVE SEVERANCE AGREEMENT

This Executive Severance Agreement (this “Agreement”), dated as of September 22, 2025 (the “Effective Date”), is made by and between Dr. Ajei Gopal (“Executive”) and Procore Technologies, Inc., a Delaware corporation. Capitalized terms used but not defined within the text of this Agreement shall have the respective meanings ascribed to them in Section 8.

RECITALS

A. The Company’s Board of Directors (the “Board”) believes that it is in the best interests of the Company and its stockholders that the Company provide Executive with certain benefits upon a termination of Executive’s employment under certain circumstances, which benefits are intended to provide Executive with financial security and provide sufficient income and encouragement to Executive to remain with the Company, notwithstanding the possibility of a termination of Executive’s employment with the Company.

B. To accomplish the foregoing objectives, the Board desires to provide the opportunity for severance and change in control benefits to Executive on the terms provided in this Agreement.

Now therefore, in consideration of the mutual promises, covenants and agreements contained herein, and in consideration of the employment of Executive by the Company, the parties hereto agree as follows:

1. Effectiveness and Term of Agreement. This Agreement shall become effective as of the Effective Date and will have an initial term ending on the third anniversary of the Effective Date. Upon such third anniversary, and on each anniversary of the Effective Date thereafter, the term of this Agreement shall automatically be extended for an additional year, unless either the Company or Executive provides written notice of non-renewal no later than sixty (60) days prior to such anniversary. For the purposes of this Agreement, notice by the Company of non-renewal shall be treated as the Company terminating Executive’s employment without Cause. Notwithstanding the foregoing, (i) this Agreement and any benefits conferred upon Executive hereunder will automatically and immediately terminate without further notice to or consent from Executive if Executive’s employment is terminated by the Company for Cause or Executive voluntarily resigns Executive’s employment without Good Reason, and (ii) this Agreement and the benefits conferred upon Executive hereunder will remain in full force and effect during the period beginning on the date that is six (6) months prior to the effective date of a Change in Control and ending on the date that is eighteen (18) months following the closing of such Change in Control.

2. Qualifying Termination. If Executive is subject to a Qualifying Termination, then, subject to Sections 6, 10, and 11 below as well as satisfaction of the Severance Preconditions, Executive will be entitled to the following payments and benefits:

(a) Severance and Bonus Benefits. The Company shall pay Executive an amount equal to the sum of (i) eighteen (18) months of Executive’s monthly base salary, and (ii) eighteen (18) months of Executive’s target annual bonus, each at the rate (or target level, as applicable) in effect immediately prior to the Qualifying Termination (each of clause (i) and (ii) determined without regard to such material reduction in base salary or target bonus which gave rise to Executive’s claim of Good Reason pursuant to Section 8(i), if applicable). Executive will receive such severance payment in a cash lump sum, which will be paid on the first business day occurring after the sixtieth (60th) day following the Qualifying Termination, provided that the Severance Preconditions have been satisfied.

(b)Equity. Except as set forth below, each of Executive’s then outstanding unvested Equity Awards that are subject solely to time-based vesting criteria (including any Equity Awards that were subject to performance criteria that have been satisfied, and that remain only subject to time-based vesting criteria) (collectively, the “QT Eligible Equity Awards”) shall accelerate and become vested (and, if applicable, exercisable) as if Executive had remained in Continuous Service for eighteen (18) months following the effective date of the Qualifying Termination (the “Non-CIC Accelerated Vesting”). Subject to Section 6, the Non-CIC Accelerated Vesting described above shall be effective as of the date of the Qualifying Termination. Subject to Section 3(d) below, any Equity Award that is not a QT Eligible Equity Award shall not be subject to accelerated vesting pursuant to the terms of this Section 2(b) and shall instead be forfeited and terminated as of the effective date of the Qualifying Termination. Notwithstanding the foregoing, the first (and only the first) performance-based restricted stock unit award, if any, granted to Executive shall be subject to any provisions included in the governing award agreement that apply in the event Executive is subject to a Qualifying Termination. “Equity Awards” means all options to purchase shares of Company common stock, restricted stock units, and all other stock-based awards granted to Executive, including but not limited to stock bonus awards, restricted stock and stock appreciation rights.

(c) Continued Employee Benefits. If Executive timely elects continued coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), the Company shall pay the full amount of Executive’s COBRA premiums on behalf of Executive for Executive’s continued coverage under the Company’s health, dental and vision plans, including coverage for Executive’s eligible dependents, for the eighteen (18)-month period following Executive’s Separation or, if earlier, until Executive has obtained coverage under another substantially equivalent medical insurance plan from a subsequent employer or is otherwise ineligible for COBRA; provided, however, that if the Company determines that it cannot provide the payment of COBRA on behalf of Executive without violating applicable law, the Company will provide Executive, in lieu thereof, a taxable lump sum payment for the balance of the eighteen (18)-month COBRA period, which payment will equal 100% of the applicable COBRA premium for Executive and any dependents. The number of months of COBRA to be paid to Executive, in the event of a cash payment under the preceding sentence, shall be reduced by the number of months of COBRA premiums previously paid by the Company on Executive’s behalf.

3. CIC Qualifying Termination. If Executive is subject to a CIC Qualifying Termination, then, subject to Sections 6, 10, and 11 below as well as satisfaction of the Severance Preconditions, Executive will be entitled to the following payments and benefits:

(a) Severance and Bonus Payments. The Company or its successor shall pay Executive an amount equal to the sum of (i) twenty-four (24) months of Executive’s monthly base salary and (ii) twenty-four (24) months of Executive’s target annual bonus, each at the rate (or target level, as applicable) in effect immediately prior to the CIC Qualifying Termination (each of clause (i) and (ii) determined without regard to such material reduction in base salary or target bonus which gave rise to Executive’s claim of Good Reason pursuant to Section 8(i), if applicable). Executive will receive such severance payment in a cash lump sum, which will be paid on the first business day occurring after the sixtieth day following the CIC Qualifying Termination, provided that the Severance Preconditions have been satisfied. In addition, if Executive was employed on the last day of any performance period applicable to any cash incentive program of the Company in which Executive participated prior to Executive’s Separation, then Executive shall be paid such incentive compensation, if any (calculated based on actual achievement of such program’s applicable performance criteria), at the time that other participants in such program are paid thereunder, and, in any event, no later than two and one-half (2-1/2) months after the end of the taxable year in which the Separation occurs or at such earlier time as may be required by applicable law, provided that the Severance Preconditions have been satisfied.

(b) Equity. Except as set forth below, each of Executive’s then outstanding unvested Equity Awards shall accelerate in full and become fully vested (and, if applicable, exercisable) (the “CIC Accelerated Vesting”). Subject to Section 6, the CIC Accelerated Vesting described above shall be effective as of the date of the CIC Qualifying Termination. Notwithstanding the foregoing, and except as provided for in an applicable Equity Award agreement, to the extent an Equity Award vests based upon the satisfaction of any performance criteria, only the time-based aspect (if any) of the vesting schedule of such Equity Award shall accelerate pursuant to the terms of this Section 3(b), and any remaining performance-based aspect of the vesting schedule of such Equity Award shall remain subject to the terms of such Equity Award and shall not be subject to accelerated vesting pursuant to the terms of this Section 3(b).

(c) Continued Employee Benefits. If Executive timely elects continued coverage under COBRA, the Company shall pay the full amount of Executive’s COBRA premiums on behalf of Executive for Executive’s continued coverage under the Company’s health, dental and vision plans, including coverage for Executive’s eligible dependents, for the twenty-four (24)-month period following Executive’s Separation or, if earlier, until Executive has obtained coverage under another substantially equivalent medical insurance plan from a subsequent employer or is otherwise ineligible for COBRA; provided, however, that if the Company determines that it cannot provide the payment of COBRA on behalf of Executive without violating applicable law, the Company will provide Executive, in lieu thereof, a taxable lump sum payment for the balance of the twenty-four (24) month COBRA period, which payment will equal 100% of the applicable COBRA premium for Executive and any dependents. The number of months of COBRA to be paid to Executive, in the event of a cash payment under the preceding sentence, shall be reduced by the number of months of COBRA previously paid by the Company on Executive’s behalf.

(d) Benefits True Up. In the event Executive Separates pursuant to a Qualifying Termination under Section 2 and such Separation is later determined by the Company to qualify as a CIC Qualifying Termination, then the Company shall make a true-up payment to Executive so that the aggregate of all benefits provided to Executive equal those set forth in Section 3. Notwithstanding the timing described in Sections 3(a), 3(b) and 3(c), this true-up payment will occur on the closing of the Change in Control, and any Equity Awards that would otherwise be forfeited upon a Qualifying Termination shall remain outstanding and eligible to vest pursuant to this Agreement for six (6) months following such Qualifying Termination to permit the acceleration described in Section 3(b) above, provided that in no event shall any Equity Award that constitutes an option remain outstanding beyond its maximum term.

4. Succession-Planning Resignation. If Executive is subject to a Succession-Planning Resignation, then, subject to Sections 6, 10, and 11 below as well as satisfaction of the Severance Preconditions, Executive will be entitled to (i) the benefits set forth in Sections 2(a) and 2(c) above, mutatis mutandis, as if the Succession-Planning Resignation had been a Qualifying Termination, and (ii) continued vesting of all outstanding Equity Awards that were awarded to Executive more than six (6) months prior to the effective date of such Succession-Planning Resignation, as if Executive had remained in Continuous Service until all such Equity Awards were fully vested in accordance with their terms. For the avoidance of doubt, any such Equity Awards that are subject to performance-based vesting requirements will continue to vest under this Section 4 only to the extent such performance-based vesting requirements are satisfied, if at all, pursuant to the terms of the applicable Equity Award.

5. Death or Disability. If Executive is subject to a Separation that is not a CIC Qualifying Termination or a Succession-Planning Resignation, but which results from the Company terminating Executive’s employment as a result of Executive’s death or Disability, then, subject to Sections 6, 10, and 11 below as well as satisfaction of the Severance Preconditions, Executive (or Executive’s estate) will be entitled to the benefits set forth in Section 2(c) above, mutatis mutandis, as if the Separation due to Executive’s death or Disability had been a Qualifying Termination.

6. General Release. Any other provision of this Agreement notwithstanding, the benefits under Sections 2, 3, 4 and 5 shall not apply unless Executive (or Executive’s estate as applicable) has executed a general release of claims in a reasonable form prescribed by the Company and such release has become effective (the document effecting the foregoing, the “Release”). The Release shall include a mutual non-disparagement provision. In no event will the Release require Executive to release claims that by law cannot be released by private agreement including, but not limited to, claims for worker’s compensation and unemployment compensation, rights to indemnification, rights to directors and officers liability insurance, rights to vested benefits or rights to owned or vested equity. The Company will deliver the form of Release to Executive within ten (10) days after Executive’s Separation. Executive must execute and return the Release within the time period specified in the Release, and in all events within sixty (60) days following the Separation event described in Section 2, 3 or 4, as applicable.

7. Accrued Compensation and Benefits. Notwithstanding anything to the contrary in Sections 2, 3, 4 and 5 above, the Company shall pay Executive’s earned but unpaid base salary and other vested but unpaid cash entitlements for the period through and including the date of Separation, including unused earned vacation pay and unreimbursed documented business expenses incurred by Executive prior to the date of Separation (collectively, “Accrued Compensation and Expenses”). In addition, Executive shall be entitled to any other vested benefits earned by Executive for the period through and including the date of Separation under any other employee benefit plans and arrangements maintained by the Company, in accordance with the terms of such plans and arrangements, except as may be modified herein (collectively, “Accrued Benefits”). Any Accrued Compensation and Expenses to which Executive is entitled shall be paid to Executive in cash as soon as administratively practicable after the Separation, and, in any event, no later than two and one-half (2-1/2) months after the end of the taxable year in which the Separation occurs or at such earlier time as may be required by applicable law. Any Accrued Benefits to which Executive is entitled shall be paid to Executive as provided in the relevant plans and arrangements.

8. Definitions.

(a) “Cause” means, with respect to Executive, the occurrence of one or more of the following: (i) the conviction of, or entry of a plea of guilty or no contest to, a felony offense or crime of dishonesty against the Company; (ii) willful misconduct with respect to the Company that results in, or is reasonably likely to result in (in the good faith determination of the Board), material harm to the Company; (iii) willful and repeated failure to perform the lawful and reasonable instructions of the Board (other than due to a Disability) in a manner consistent with Executive’s position and duties; (iv) a material breach of any material term of this Agreement or any other material agreement with the Company; or (v) a material breach of any material policy of the Company that is applicable to Executive. In the event of (ii), (iii), (iv), or (v) above, Cause will not be deemed to have occurred until Executive fails to cure such event (solely to the extent such event is curable in the good faith determination of the Board) to the reasonable satisfaction of the Board within thirty (30) days after receiving written notice thereof from the Company.

(b) “Change in Control” has the meaning set forth in the Equity Plan.

(c) “CIC Qualifying Termination” means a Separation (i) within eighteen (18) months following a Change in Control or (ii) within six (6) months prior to the effective date of a Change in Control, in each case, resulting from (x) the Company terminating Executive’s employment for any reason other than Cause or (y) Executive voluntarily resigning Executive’s employment for Good Reason. A termination or resignation due to Executive’s death or Disability, or as part of a Succession-Planning Resignation, shall not constitute a CIC Qualifying Termination.

(d) “Code” means the Internal Revenue Code of 1986, as amended.

(e) “Company” means Procore Technologies, Inc. or, following a Change in Control, any successor thereto.

(f) “Continuous Service” has the meaning set forth in the Equity Plan.

(g) “Disability” has the meaning set forth in the Equity Plan.

(h) “Equity Plan” means the Company’s 2021 Equity Incentive Plan, as it may be amended from time to time, or any successor plan thereto.

(i) “Good Reason” means, without Executive’s prior written consent, (i) a material reduction of Executive’s title, authority, duties, or responsibilities, relative to Executive’s title, authority, duties, or responsibilities in effect immediately prior to such proposed reduction; (ii) a reduction of Executive’s annual base salary or target bonus opportunity to an amount that is materially below the base salary or bonus opportunity, respectively, in effect at the time of such proposed reduction; (iii) a requirement by the Board that Executive relocate Executive’s principal place of employment; (iv) any other action or inaction that constitutes a material breach by the Company of this Agreement or any other material agreement with Executive; (v) a change in Executive’s reporting relationship that results in Executive no longer reporting to the Board; or (vi) if, after a Change in Control, Executive is no longer Chief Executive Officer of a public company or the most senior executive of the ultimate parent of the Company or its successor after the Change in Control; provided, that (A) a Succession-Planning Resignation (including the Board’s request for Executive to resign in connection therewith), or (B) the failure of Executive to secure re-election to the Board, shall in each case not, alone, constitute or underly a claim of Good Reason under any of the foregoing subparts (i) through (vi). In order to establish Good Reason, (x) Executive must provide the Company with written notice of the existence of the condition giving rise to Good Reason within ninety (90) days after Executive becomes aware of the existence of such condition, (y) the Company must fail to cure such condition (to the extent capable of being cured) within thirty (30) days after the receipt of such notice, and (z) Executive must resign Executive’s employment no later than one year following the date Executive became aware of the existence of the condition giving rise to Good Reason.

(j) “Qualifying Termination” means a Separation that is not a CIC Qualifying Termination or a Succession-Planning Resignation, but which results from (i) the Company terminating Executive’s employment for any reason other than Cause, or (ii) Executive voluntarily resigning Executive’s employment for Good Reason. A termination or resignation due to Executive’s death or Disability shall not constitute a Qualifying Termination.

(k) “Separation” means a “separation from service,” as defined in the regulations under Section 409A of the Code.

(l) “Severance Preconditions” means (i) the Company has received Executive’s executed Release; (ii) any rescission period applicable to Executive’s executed Release has expired such that the Release is effective; (iii) Executive has unconditionally resigned from the Board and any other positions held with the Company; and (iv) Executive is and remains in compliance with applicable post-employment confidentiality obligations and restrictive covenants.

(m) “Succession-Planning Resignation” means a Separation that is not a Qualifying Termination or a CIC Qualifying Termination, but which results from termination of Executive’s employment as a result of Executive’s voluntary resignation as Chief Executive Officer of the Company following a written request from the Board for such resignation in connection with a Board-approved succession plan that results in the appointment of a new Chief Executive Officer of the Company where Executive was otherwise willing and able to continue serving in such capacity.

9. Successors.

(a) Company’s Successors. The Company shall require any successor to all or substantially all of the Company’s business and/or assets (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise), by an agreement in substance and form reasonably satisfactory to Executive, to assume this Agreement and the obligations hereunder and to agree expressly to perform this Agreement and the obligations hereunder in the same manner and to the same extent as the Company would be required to perform it in the absence of a succession, and any such successor will assume this Agreement and such obligations and agree to expressly perform this Agreement and such obligations in the same manner and to the same extent as the Company would be required to perform this Agreement and such obligations in the absence of a succession. For all purposes under this Agreement, the term “Company” shall include any successor to the Company’s business and/or assets or which becomes bound by this Agreement by operation of law or otherwise.

(b) Executive’s Successors. This Agreement and all rights of Executive hereunder shall inure to the benefit of, and be enforceable by, Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

10. Golden Parachute Taxes. In the event that (a) any payment or benefit arising out of or in connection with a change of ownership or effective control of the Company or a substantial portion of its assets within the meaning of Section 280G of the Code, that is made or provided, or to be made or provided, by the Company (or any successors thereto or affiliates thereof) to Executive, whether pursuant to the terms of this Agreement or any other plan, agreement, or arrangement (any such payment or benefit, a “Parachute Payment”) would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”) and (b) the net after-tax amount (taking into account all applicable taxes payable by Executive, including any Excise Taxes, at Executive’s actual effective federal, state and local income tax rates) that Executive would receive with respect to such Parachute Payments does not exceed the net after-tax amount that Executive would receive if the amount of such Parachute Payments were reduced to the maximum amount that could otherwise be payable to Executive without the imposition of the Excise Tax, then such Parachute Payments shall be reduced to the extent necessary to eliminate the imposition of the Excise Tax. Any reduction in the Parachute Payments required to be made pursuant to this Section 10 shall be made first with respect to Parachute Payments payable in cash before being made in respect to any Parachute Payments to be provided in the form of benefits or Equity Award acceleration, and in the form of benefits before being made with respect to Equity Award acceleration, and in any case, shall be made with respect to such Parachute Payments in inverse order of the scheduled dates or times for the payment or provision of such Parachute Payments. The determination as to whether a reduction in any Parachute Payment shall be made pursuant to this Section 10 shall be made by a nationally recognized accounting firm, compensation consultant or legal counsel selected by the Company (the “Advisory Firm”), which shall provide detailed supporting calculations both to the Company and Executive. Any determination by the Advisory Firm shall be binding upon the Company and Executive. The costs of obtaining such determination shall be borne by the Company.

11. Miscellaneous.

(a) Section 409A. To the extent (i) any payments to which Executive becomes entitled under this Agreement, or any agreement or plan referenced herein, in connection with Executive’s Separation of employment with the Company constitute deferred compensation subject to Section 409A of the Code and (ii) Executive is deemed at the time of such Separation of employment to be a “specified” employee under Section 409A of the Code, then such payment or payments shall not be made or commence until the earlier of (x) the expiration of the six (6)-month period measured from Executive’s Separation; or (y) the date of Executive’s death following such Separation; provided, however, that such deferral shall only be effected to the extent required to avoid adverse tax treatment to Executive, including without limitation the additional tax for which Executive would otherwise be liable under Section 409A(a)(1)(B) of the Code in the absence of such deferral. Upon the expiration of the applicable deferral period, any payments which would have otherwise been made during that period in the absence of this Section 11(a) shall be paid to Executive or Executive’s beneficiary in one lump sum (without interest). Except as otherwise expressly provided herein, to the extent any expense reimbursement or the provision of any in-kind benefit under this Agreement (or otherwise referenced herein) is determined to be subject to (and not exempt from) Section 409A of the Code, the amount of any such expenses eligible for reimbursement, or the provision of any in-kind benefit, in one calendar year shall not affect the expenses eligible for reimbursement or in kind benefits to be provided in any other calendar year, in no event shall any expenses be reimbursed after the last day of the calendar year following the calendar year in which Executive incurred such expenses, and in no event shall any right to reimbursement or the provision of any in-kind benefit be subject to liquidation or exchange for another benefit. To the extent that any provision of this Agreement is ambiguous as to its exemption or compliance with Section 409A of the Code, the provision will be read in such a manner so that all payments hereunder are exempt from Section 409A of the Code to the maximum permissible extent, and for any payments where such construction is not tenable, that those payments comply with Section 409A of the Code to the maximum permissible extent. To the extent any payment under this Agreement may be classified as a “short-term deferral” within the meaning of Section 409A of the Code, such payment shall be deemed a short-term deferral, even if it may also qualify for an exemption from Section 409A of the Code under another provision of Section 409A. Payments pursuant to this Agreement, or otherwise referenced in this Agreement, are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the regulations under Section 409A of the Code. Notwithstanding anything to the contrary in this Agreement, if the period of time comprising (x) the time to consider and make effective the Release and (y) the time after the expiration or cessation of any cure period or attempt to cure Good Reason, spans two calendar years, then, any payments that constitute deferred compensation subject to Section 409A of the Code will be made in the second calendar year.

(b) Other Arrangements. This Agreement, together with the documents and agreements referenced herein, constitutes the entire agreement, arrangement, and understanding between the parties with respect to severance benefits and accelerated or continued vesting benefits, and supersedes and preempts any and all prior or contemporaneous agreements, arrangements, or understandings between the parties with respect to severance benefits and accelerated vesting benefits which were previously offered or provided by the Company to Executive, and Executive hereby waives Executive’s rights to such other benefits; provided, however, that the terms of any Equity Awards that relate to vesting based on the satisfaction of performance criteria shall remain in effect with respect to such Equity Awards. For the avoidance of doubt, in no event shall Executive receive benefits under both Sections 2 and 3 with respect to Executive’s Separation, except pursuant to the application of Section 3(d).

(c) Choice of Law. The terms of this Agreement and the resolution of any disputes as to the meaning, effect, performance, or validity of this Agreement, Executive’s employment with the Company, or any other relationship between Executive and the Company will be governed by and construed in accordance with the laws of the state in which Executive resides during his employment with the Company, without regard to choice of law or conflicts of law rules or provisions of any jurisdiction.

(d) Notice. Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given to the other party when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid or deposited with a nationally-recognized courier service, with shipping charges prepaid. In the case of notices to Executive, mailed notices shall be addressed to Executive at the home address most recently communicated to the Company in writing. In the case of notices to the Company, mailed notices shall be addressed to its corporate headquarters to the attention of its Secretary.

(e) Waiver. No provision of this Agreement shall be modified, waived, or discharged unless the modification, waiver, or discharge is agreed to in writing and signed by Executive and an authorized officer of the Company (other than Executive). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

(f) Withholding Taxes. All payments made under this Agreement shall be subject to applicable withholding and income taxes.

(g) Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal, or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality, or unenforceability will not affect any other provision or any other jurisdiction, and this Agreement will be reformed, construed, and enforced in such jurisdiction as if such invalid, illegal, or unenforceable provisions had never been contained herein.

(h) At-Will Employment. Nothing in this Agreement shall confer upon Executive any right to continue in service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company or any subsidiary of the Company or of Executive, which rights are hereby expressly reserved by each, to terminate Executive’s service at any time and for any reason.

(i) Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by a duly authorized officer, as of the Effective Date.

EXECUTIVE:	COMPANY:

Dr. Ajei Gopal	Procore Technologies, Inc.

/s/ Dr. Ajei Gopal	/s/ Craig F. Courtemanche, Jr.
Name: Dr. Ajei Gopal	Name: Craig F. Courtemanche, Jr.
Title: President, Chief Executive Officer and
Chair of the Board of Directors

Signature Page to Executive Severance Agreement